UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 4


                      HOSPITALITY WORLDWIDE SERVICES, INC.
                        (f/k/a LIGHT SAVERS U.S.A., INC.)
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   44106N 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              Louis Schwartz, Esq.
                     c/o Varner, Stephens, Humphries & White
                       3350 Cumberland Circle, Suite 1700
                             Atlanta, Georgia 30339
                                 (770) 850-7000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 13, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 44106N 10 0                  13D                 Page 2 of 8 Pages
------------------------------                    ------------------------------


================================================================================
     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Watertone Holdings LP
                      06-1453057
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO(1)
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             200,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                      Not Applicable
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                      200,000
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                      Not Applicable
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      200,000
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      Shares issued in connection with an acquisition by the Issuer.

------------------------------                    ------------------------------
CUSIP No. 44106N 10 0                  13D                 Page 3 of 8 Pages
------------------------------                    ------------------------------


================================================================================
     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Watermark Investments Limited, LLC
                      65-0762460
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO(1)
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                           213,000(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                       Not Applicable
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                       213,000(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                       Not Applicable
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      213,000(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.8%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      OO(3)
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Shares were issued in connection with an acquisition to Watertone Holdings, LP, a Delaware limited partnership (the "Partnership").
(2) Watermark Investments Limited, LLC is the sole general partner of the Partnership and consequently, is deemed to beneficially own the 200,000 shares of Hospitality Worldwide Services, Inc. ("Hospitality") common stock held by the Partnership.
(3) Watermark Investments Limited, LLC is a Delaware limited liability Company.

------------------------------                    ------------------------------
CUSIP No. 44106N 10 0                  13D                 Page 4 of 8 Pages
------------------------------                    ------------------------------


================================================================================
     1          NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Robert Berman
                      ###-##-####
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO(1)
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                               / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      United States Citizen
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                           697,085(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                       Not Applicable
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                       697,085(2)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                       Not Applicable
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      697,085(2)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) Shares were issued in connection with an acquisition to Watertone Holdings, LP, a Delaware limited partnership (the "Partnership").
(2) Mr. Berman is the sole manager of Watermark Investments Limited, LLC ("Watermark"), the general partner of the Partnership and consequently, is deemed to beneficially own (i) the 200,000 shares of Hospitality
         Worldwide Services, Inc. ("Hospitality") common stock held by the Partnership; and (ii) the 13,000 shares of Hospitality common stock held by Watermark.

------------------------------                    ------------------------------
CUSIP No. 44106N 10 0                  13D                 Page 5 of 8 Pages
------------------------------                    ------------------------------


                  This  Amendment  No. 4 (the  "Amendment  No.  3")  amends  the
Schedule 13D, dated July 17, 1996, as amended by Amendment No. 1 to Schedule 13D, dated December 23, 1996, Amendment No. 2 to Schedule 13 D, dated February 7, 1997 and Amendment No. 3 to Schedule 13D, dated February 6, 1998 (collectively referred to as the "Schedule 13D") filed by Watertone Holdings LP, Watermark Investments Limited LLC and Robert A. Berman. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

                  Defined  terms herein shall have the meaning  specified in the
Schedule 13D, except as otherwise provided herein.


                  Item 2 of the Schedule 13D is hereby amended in its entirety to read:

Item 2.           IDENTITY AND BACKGROUND

                  (a) This statement is being filed by Watertone Holdings LP, a Delaware limited partnership ("Watertone"), Watermark Investments Limited, LLC, a Delaware limited liability company ("Watermark") and Robert A. Berman. The sole general partner of Watertone is Watermark. The sole manager of Watermark is Robert A.
Berman.

                  (b) Watertone has a business address at 225 West Washington Street, Suite 2200, Chicago, Illinois 60609. Watermark has a business address at 225 West Washington Street, Chicago, Illinois 60609. Mr. Berman has a business address at 926 Fifth
Avenue, Apt. 5B, New York, New York  10021.

                  (c) Watertone's principal business is investment holdings. Watermark's principal business is investment holdings. Mr. Berman is the Chairman of the Board and Chief Executive Officer of Hospitality.

                  (d) During the last five years, neither Watertone, Watermark nor Mr. Berman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither Watertone, Watermark nor Mr. Berman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Watertone is a Delaware limited partnership. Watermark is a Delaware limited liability company. Mr. Berman is a citizen of the United States of America.

------------------------------                    ------------------------------
CUSIP No. 44106N 10 0                  13D                 Page 6 of 8 Pages
------------------------------                    ------------------------------


Item 4.           PURPOSE OF TRANSACTION.

                  Watertone acquired the shares of common stock in order to obtain an equity position in Hospitality. It intends to hold the shares of common stock for investment purposes and not to facilitate a possible acquisition of control of Hospitality. Notwithstanding the foregoing, however, depending on the pricing, availability of the common stock, future developments at and pertaining to Hospitality, other investment and business opportunities available to Watertone, and general economic conditions, Watertone or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of common stock or otherwise seek to obtain control of Hospitality. In addition, depending on the factors described above, Watertone also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Hospitality common stock.

                  On October 31, 1996, pursuant to a reorganization of Watertone's assets and through an amendment and restatement of Watertone's Agreement of Limited Partnership, Watertone transferred its interest in 500,000 shares of Hospitality common stock to the then general partner of Watertone, Watertone LLC, a Delaware limited liability company, effectively reducing its interest in Hospitality to 1,800,000 shares of common stock.

                  On January 21, 1997, pursuant to a Redemption Agreement, Watertone paid to Watertone LLC $4,220,454 in redemption of Watertone LLC's entire interest in Watertone. As of such date, Watertone LLC is no longer Watertone's general partner.

                  As  of  January  21,   1997,   pursuant  to  an  Amendment  to
Watertone's Agreement of Limited Partnership, Watermark became the general partner of Watertone.

                  On  February  6,  1998,   Watertone  sold  500,000  shares  of
Hospitality common stock in a privately negotiated transaction, effectively reducing its interest in Hospitality to 1,300,000 shares of common stock.

                  On March 26, 1998, Watertone distributed an aggregate of 1,100,000 shares of Hospitality common stock on a pro-rata basis to its equity holders. In connection with this distribution, Watermark received 13,000 shares of Hospitality common stock and Robert Berman received 474,085 shares of Hospitality common stock. As a result of this distribution (i) Watertone's interest in Hospitality has been reduced to 200,000 shares of common stock; (ii) Watermark's interest in Hospitality has been reduced to 213,0001 shares of common stock; and (iii) Mr. Berman's interest
--------
1 Consisting of (1) 13,000 shares held directly by Watermark; and (ii) 200,000 shares held by Watertone as to which Watermark is attributed beneficial ownership.

------------------------------                    ------------------------------
CUSIP No. 44106N 10 0                  13D                 Page 7 of 8 Pages
------------------------------                    ------------------------------


in Hospitality has been reduced to 687,0852 shares of common stock.

                  On November 13, 1998, Mr. Berman purchased 10,000 shares of Hospitality common stock on the open market at a purchase price of $5.0625 per share. Mr. Berman's interest in Hospitality common stock has thus been increased to 697,085 shares of common stock.

                  Item 5 of the Schedule 13D is hereby amended in its entirety to read:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of the date hereof, Watertone beneficially owns 200,000 shares of Hospitality common stock, Watermark beneficially owns 213,000 shares of Hospitality common stock and Robert Berman beneficially owns 687,085 shares of Hospitality Common Stock. Such shares constitute 1.7%, 1.8% and 5.8% of the shares of Hospitality common stock outstanding as of the date hereof, respectively. As of the date hereof there were 12,113,856 shares of Hospitality common stock outstanding.

                  (b) Robert Berman, as the sole manager of Watermark, which is the sole general partner of Watertone, has sole power to vote and to dispose of all of the shares of Hospitality common stock referred to in paragraph (a) above.

                  (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Hospitality common stock recently acquired or disposed of by Watertone. Except as disclosed therein, Watertone has not acquired, within the past 60 days, any shares of Hospitality common stock.

                  (d) No person other than Watertone has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality common stock that are the subject of this Schedule 13D.

                  (e) As of March 26, 1998, Watertone and Watermark ceased being the beneficial owners of more than 5% of the outstanding common stock of Hospitality.


Item 7.           EXHIBITS TO AMENDMENT NO. 4 TO SCHEDULE 13D.

                  1. Joint Filing Agreement, dated as of November 19, 1998, by and among Watertone Holdings, L.P., Watermark Investments Limited, LLC and Robert Berman.

---------------------
    (2) Consisting of (i) 474,085 shares which were transferred with respect to the Watertone distribution on March 26, 1998 and are now held directly by Mr. Berman; (ii) 13,000 shares, which were transferred with respect to the Watertone distribution on March 26, 1998 and are now held by Watermark, as to which Mr. Berman is attributed beneficial ownership; and (iii) 200,000 shares held by Watertone as to which Mr. Berman in attributed beneficial ownership.

------------------------------                    ------------------------------
CUSIP No. 44106N 10 0                  13D                 Page 8 of 8 Pages
------------------------------                    ------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 19, 1998
                                        WATERTONE HOLDINGS LP

                                        By:  WATERMARK INVESTMENTS
                                             LIMITED, LLC, its General
                                             Partner



                                             By:/S/ ROBERT BERMAN
                                                -------------------------
                                                Robert Berman
                                                Manager


                                        WATERMARK INVESTMENTS LIMITED,
                                        LLC


                                        By:/S/ ROBERT BERMAN
                                           ------------------------------
                                           Robert Berman
                                           Manager




                                        /S/ ROBERT BERMAN
                                        --------------------------------
                                        Robert Berman, Individually

                             JOINT FILING AGREEMENT

                  Each of the undersigned hereby agree that the statement on Amendment No. 4 to Schedule 13D with respect to the common stock, $.01 par value per share, of Hospitality Worldwide Services, Inc. f/k/a Light Savers U.S.A., Inc., dated April 8, 1998 is, and any amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.

Dated: November 19, 1998

                                        WATERTONE HOLDINGS LP

                                        By:  WATERMARK INVESTMENTS
                                             LIMITED, LLC, its General
                                             Partner



                                             By:/S/ ROBERT BERMAN
                                                -------------------------
                                                Robert Berman
                                                Manager


                                        WATERMARK INVESTMENTS LIMITED,
                                        LLC


                                        By:/S/ ROBERT BERMAN
                                           ------------------------------
                                           Robert Berman
                                           Manager




                                        /S/ ROBERT BERMAN
                                        --------------------------------
                                        Robert Berman, Individually